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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                                    SEC File No.
                                                                    ------------
                                                                     001-11454
                                                                    ------------

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

THE ENTIRE FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2003
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PART I -- REGISTRANT INFORMATION

CONSOLIDATED WATER CO. LTD.
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Full Name of Registrant

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Former Name if Applicable


P.O. BOX 1114 GT, TRAFALGAR PLACE, WEST BAY ROAD
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Address of Principal Executive Office (STREET AND NUMBER)

City, State and Zip Code:  GRAND CAYMAN, CAYMAN ISLANDS, B.W.I.
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

    [ ] (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-K for the year ended December 31, 2003 within the prescribed time period without unreasonable effort and expense. During 2003, the Company acquired equity and other interests in five companies. These acquisitions were reported in a Form 8-K filed with the Commission on February 13, 2003, a Form 8-K/A filed with the Commission on April 25, 2003 and Forms 10-Q filed with the Commission thereafter. The Company requires additional time to complete the consolidated financial statements and other disclosures required to be included its Form 10-K for the period ended December 31, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


             Frederick W. McTaggart           345             945-4277
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                     (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

In February 2003, the Company completed the acquisition of equity and other interests in five companies. As a result, the Company's revenues and net income after expenses are expected to be significantly higher as compared to the comparable period in the prior year.

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                           CONSOLIDATED WATER CO. LTD.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2004      By: /s/ Frederick W. McTaggart
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                               Frederick W. McTaggart, Chief Executive Officer